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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

PORTOLA PHARMACEUTICALS, INC.
(Name of Subject Company (Issuer))

ODYSSEY MERGER SUB INC.
a direct, wholly owned subsidiary of

ALEXION PHARMACEUTICALS, INC.
(Name of Filing Persons (Offerors))

Common Stock, $0.001 Par Value (Title of Class of Securities)	737010108 (CUSIP Number of Class of Securities)

Ludwig N. Hantson, Ph.D.
Chief Executive Officer
121 Seaport Boulevard, Boston, Massachusetts 02210
(475) 230-2596
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Filing Persons)

With a copy to:

Scott A. Barshay
Rachael G. Coffey
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019
(212) 373-3000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)

$1,471,819,046.35	$191,042.11

(1)
Estimated solely for purposes of calculating the amount of the filing fee. Calculated by adding (a) 78,517,282 outstanding shares of Portola Pharmaceuticals, Inc. (the "Company") common stock, par value $0.001 per share (collectively, "Shares") multiplied by $18.00, the offer price per Share (the "Offer Price"), (b) 132,255 Shares subject to issuance pursuant to the Company's 2013 Employee Stock Purchase Plan multiplied by the Offer Price, (c) 2,113,373 Shares issuable pursuant to in-the-money outstanding options with an exercise price less than the Offer Price, multiplied by $6.95 (which is the Offer Price minus the weighted average exercise price for such options of $11.05 per Share), (d) 2,302,191 Shares covered by outstanding restricted stock units and performance stock units (assuming target-level achievement) multiplied by the Offer Price. The calculation of the filing fee is based on information provided by the Company as of May 19, 2020.

(2)
The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 1 for fiscal year 2020, issued August 23, 2019, equals $129.80 per million dollars of the value of the transaction.
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Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	None	Filing Party:	N/A
Form or Registration No:	N/A	Date Filed:	N/A
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☒
  third-party tender offer subject to Rule 14d-1.

  ☐
  issuer tender offer subject to Rule 13e-4.

  ☐
  going-private transaction subject to Rule 13e-3.

  ☐
  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

  ☐
  Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

  ☐
  Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

        This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this "Schedule TO") is filed by (i) Odyssey Merger Sub Inc., a Delaware corporation ("Purchaser") and a direct, wholly owned subsidiary of Alexion Pharmaceuticals, Inc., a Delaware corporation ("Parent" or "Alexion"), and (ii) Parent. This Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share (the "Shares"), of Portola Pharmaceuticals, Inc., a Delaware corporation (the "Company" or "Portola"), at a purchase price of $18.00 per Share net to the holder of such Share, in cash, without interest and subject to any applicable withholding tax, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 27, 2020, a copy of which is filed herewith as Exhibit (a)(1)(A) (together with any amendments or supplements thereto, the "Offer to Purchase") and in the related Letter of Transmittal (together with any amendments or supplements thereto, the "Letter of Transmittal" and, together with the Offer to Purchase, the "Offer"), a copy of which is filed herewith as Exhibit (a)(1)(B). Pursuant to General Instruction F to Schedule TO, the information contained in the Offer to Purchase, including all schedules and annexes to the Offer to Purchase, is hereby expressly incorporated herein by reference in response to Items 1 through 9 and Item 11 of this Schedule TO and is supplemented by the information specifically provided in this Schedule TO. This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended.

        Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

Item 1.    Summary Term Sheet.

        The information set forth in the section of the Offer to Purchase entitled "Summary Term Sheet" is incorporated herein by reference.

Item 2.    Subject Company Information.

        (a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is Portola Pharmaceuticals, Inc., a Delaware corporation. The Company's principal executive offices are located at 270 E. Grand Avenue, South San Francisco, California, 94080. The Company's telephone number at such address is (650) 246-7300.

        (b) This Schedule TO relates to the outstanding shares of common stock, par value $0.001 per share, of the Company. The Company has advised Parent that, as of the close of business on May 19, 2020, 78,517,282 Shares were issued and outstanding. The information set forth in the section of the Offer to Purchase entitled "Introduction" is incorporated herein by reference.

        (c) The information concerning the principal market in which the Shares are traded, and certain high and low sales prices for the Shares in that principal market, is set forth in the sections of the Offer to Purchase entitled "Summary Term Sheet" and "The Offer—Price Range of the Shares; Dividends on the Shares" and is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person.

        (a), (b), (c) This Schedule TO is filed by Parent and Purchaser. The information set forth in the sections of the Offer to Purchase entitled "Summary Term Sheet," "Introduction," and "The Offer—Certain Information Concerning Parent and Purchaser" and in Schedule I to the Offer to Purchase is incorporated herein by reference.

1

Item 4.    Terms of the Transaction.

        (a)(1)(i)-(viii), (x), (xii) The information set forth in the sections of the Offer to Purchase entitled "Introduction," "Summary Term Sheet," "The Offer—Terms of the Offer," "The Offer—Acceptance for Payment and Payment," "The Offer—Procedure for Tendering Shares," "The Offer—Withdrawal Rights," "The Offer—Certain U.S. Federal Income Tax Consequences," "The Offer—Effect of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act Registration," "The Offer—Source and Amount of Funds," "The Offer—The Merger Agreement; Other Agreements" and "The Offer—Conditions to the Offer" is incorporated herein by reference.

        (a)(1)(ix), (xi) Not applicable.

        (a)(2) Not applicable.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

        (a), (b) The information set forth in the sections of the Offer to Purchase entitled "Summary Term Sheet," "Introduction," "The Offer—Certain Information Concerning Parent and Purchaser," "The Offer—Background of the Offer and the Merger; Past Contacts or Negotiations between Parent and the Company," "The Offer—Purpose of the Offer; Plans for the Company" and "The Offer—The Merger Agreement; Other Agreements" is incorporated herein by reference.

Item 6.    Purposes of the Transaction and Plans or Proposals.

        (a), (c)(1), (3)-(7) The information set forth in the sections of the Offer to Purchase entitled "Summary Term Sheet," "Introduction," "The Offer—Price Range of the Shares; Dividends on the Shares," "The Offer—Purpose of the Offer; Plans for the Company," "The Offer—Effect of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act Registration" and "The Offer—The Merger Agreement; Other Agreements" is incorporated herein by reference.

        (c)(2) Not applicable.

Item 7.    Source and Amount of Funds or Other Consideration.

        (a) The information set forth in the sections of the Offer to Purchase entitled "Summary Term Sheet," "Introduction," "The Offer—Terms of the Offer" and "The Offer—Source and Amount of Funds" is incorporated herein by reference.

        (b) The Offer is not subject to a financing condition.

        (d) Not applicable.

Item 8.    Interest in Securities of the Subject Company.

        (a), (b) The information set forth in the sections of the Offer to Purchase entitled "Summary Term Sheet," "The Offer—Certain Information Concerning Parent and Purchaser," "The Offer—Purpose of the Offer; Plans for the Company" and "The Offer—The Merger Agreement; Other Agreements" is incorporated herein by reference.

Item 9.    Persons/Assets Retained, Employed, Compensated or Used.

        (a) The information set forth in the sections of the Offer to Purchase entitled "Summary Term Sheet," "Introduction" and "The Offer—Fees and Expenses" is incorporated herein by reference.

Item 10.    Financial Statements.

        (a), (b) Not applicable.

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Item 11.    Additional Information.

        (a)(1) The information set forth in the sections of the Offer to Purchase entitled "The Offer—Certain Information Concerning Parent and Purchaser," "The Offer—Background of the Offer and the Merger; Past Contacts or Negotiations between Parent and the Company," "The Offer—Purpose of the Offer; Plans for the Company" and "The Offer—The Merger Agreement; Other Agreements" is incorporated herein by reference.

        (a)(2), (3) The information set forth in the sections of the Offer to Purchase entitled "Introduction," "Summary Term Sheet," "The Offer—Purpose of the Offer; Plans for the Company," "The Offer—The Merger Agreement; Other Agreements," "The Offer—Conditions of the Offer" and "The Offer—Certain Legal Matters" is incorporated herein by reference.

        (a)(4) The information set forth in the sections of the Offer to Purchase entitled "The Offer—Source and Amount of Funds," "The Offer—Effect of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act Registration" and "The Offer—Certain Legal Matters" is incorporated herein by reference.

        (a)(5) The information set forth in the sections of the Offer to Purchase entitled "The Offer—The Merger Agreement; Other Agreements" and "The Offer—Certain Legal Matters" is incorporated herein by reference.

        (c) The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 12.    Exhibits.

        See Exhibit Index.

Item 13.    Information Required by Schedule 13E-3.

        Not applicable.

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 SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 27, 2020

ODYSSEY MERGER SUB INC.
By:	/s/ Aradhana Sarin
	Name:	Aradhana Sarin
	Title:	President

ALEXION PHARMACEUTICALS, INC.
By:	/s/ Aradhana Sarin
	Name:	Aradhana Sarin
	Title:	Executive Vice President, Chief Financial Officer

 EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase for Cash, dated May 27, 2020.*
(a)(1)(B)	Form of Letter of Transmittal.*
(a)(1)(C)	Form of Notice of Guaranteed Delivery.*
(a)(1)(D)	Form of Letter to Brokers and Dealers.*
(a)(1)(E)	Form of Letter to Clients.*
(a)(1)(F)	Form of Summary Advertisement as published in The New York Times on May 27, 2020.*
(a)(5)(A)
Joint Press Release of Alexion and Portola, dated May 5, 2020 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Alexion with the Securities and Exchange Commission (the "SEC") on May 5, 2020).
(a)(5)(B)	Alexion Investor Presentation, dated May 5, 2020 (incorporated by reference to Exhibit (a)(5)(B) to the Schedule TO-C filed by Alexion with the SEC on May 5, 2020).
(a)(5)(C)	Email to Alexion Employees, dated May 5, 2020, from the Chief Executive Officer (incorporated by reference to Exhibit (a)(5)(C) to the Schedule TO-C filed by Alexion with the SEC on May 5, 2020).
(a)(5)(D)	Alexion Talking Points and Frequently Asked Questions, dated May 5, 2020 (incorporated by reference to Exhibit (a)(5)(D) to the Schedule TO-C filed by Alexion with the SEC on May 5, 2020).
(a)(5)(E)	Transcript of Alexion Investor Call on May 5, 2020 (incorporated by reference to Exhibit (a)(5)(E) to the Schedule TO-C filed by Alexion with the SEC on May 6, 2020).
(a)(5)(F)	Alexion Presentation for Portola Employees, dated May 7, 2020 (incorporated by reference to Exhibit (a)(5)(F) to the Schedule TO-C filed by Alexion with the SEC on May 7, 2020).
(b)	Not applicable.
(d)(1)
Agreement and Plan of Merger, dated as of May 5, 2020, by and among Portola, Alexion and Purchaser (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Alexion with the SEC on May 7, 2020).
(d)(2)	Confidentiality Agreement, dated as of April 4, 2020, by and between Alexion and Portola.*
(g)	Not applicable.
(h)	Not applicable.

*
Filed herewith.

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  Item 1. Summary Term Sheet .
  Item 2. Subject Company Information .
  Item 3. Identity and Background of Filing Person .
  Item 4. Terms of the Transaction .
  Item 5. Past Contacts, Transactions, Negotiations and Agreements.
  Item 6. Purposes of the Transaction and Plans or Proposals.
  Item 7. Source and Amount of Funds or Other Consideration .
  Item 8. Interest in Securities of the Subject Company.
  Item 9. Persons/Assets Retained, Employed, Compensated or Used.
  Item 10. Financial Statements.
  Item 11. Additional Information.
  Item 12. Exhibits.
  Item 13. Information Required by Schedule 13E-3.
SIGNATURES
EXHIBIT INDEX